NEWS RELEASE

Canarc Signs Letter of Intent for a CA$1.1 Million in Private Placement Financing

Vancouver, Canada –September 11, 2012- Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-F: CAN) announces that it has signed a Letter of Intent with Canford Capital Inc for a private placement equity financing of up to CA$1.1 million.

The private placement consists of up to 11.3 million units priced at CA$0.10 each. Each unit will consist of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional Share at Cdn$0.15 during the first two years and Cdn$0.20 thereafter until expiry on the third anniversary of the date of issuance of the warrants.  Should the 10 day average closing share price of the Shares of the Company reach Cdn$0.30 or higher within 36 months of the Closing, then the Warrants will expire within 30 days of that date.  A commission is payable, consisting of warrants equal to 8% of the financing and a cash commission of 8% of the funds raised.

The private placement is subject to satisfactory due diligence by Canford Capital Inc. and to Toronto Stock Exchange approval. The shares and units will be subject to a four month plus one day hold period.  The net proceeds of the unit private placement will be used for working capital purposes.

In conjunction with the closing of the private placement Canarc has also agreed to grant Canford Capital Inc  a 120 day period of exclusivity to negotiate and execute an option agreement to earn up to a 51% interest in New Polaris for a total investment in exploration and development of the New Polaris property totalling $30 million.

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.  Canarc is also focused on exploring its four gold properties in central BC and the Tay LP gold property in the Yukon Territory.

CANARC RESOURCE CORP.

Per:

/s/ Garry Biles

Garry Biles

President and C.O.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.